Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Original Offering Circular: October 3, 2018

May 7, 2019

DF Growth REIT, LLC

600 W. Broadway

Suite 1420

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Reduction of Minimum Investment

The Offering Circular provides for a minimum initial investment of $2,500. Beginning immediately, the Company is reducing the minimum initial investment to $500.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.